                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                 Hybridon, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    44860M801
                                    ---------
                                 (CUSIP Number)

                                  May 31, 2000
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 44860M801                   13G                     Page 2 of 12 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Founders Financial Group, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,496,620
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,496,620
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,496,620
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 44860M801                   13G                     Page 3 of 12 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael A. Boyd, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,807,757
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,807,757
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,807,757
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 44860M801                   13G                     Page 4 of 12 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael A. Boyd
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,807,757
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,807,757
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,807,757
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):          Name of Issuer:
---------           --------------

                    Hybridon, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    345 Vassar Street
                    Cambridge, Massachusetts 02139

Items 2(a)          Name of Person Filing; Address of Principal
----------          -------------------------------------------
and 2(b):           Business Office:
--------            ---------------

                    This statement is filed by and on behalf of Founders Financial Group, L.P., a Delaware limited partnership ("Founders Financial"), Michael A. Boyd, Inc., a Delaware corporation ("Boyd") and Mr. Michael A. Boyd ("Mr. Boyd" and, together with Founders Financial and Boyd, the "Reporting Persons"). Mr. Boyd serves as president and sole shareholder of Boyd. Boyd serves as general partner of Founders Financial and Forest Partners II, L.P., a Delaware limited partnership ("Forest Partners"). Forest Partners is sole owner and managing member of Forest Investment Management, LLC, a Delaware limited liability company and registered investment advisor ("Forest Management"). Through Boyd, Mr. Boyd has investment discretion over Securities (as defined in Item 4, below) which are directly held by Founders Financial. Through Boyd, Forest Partners and Forest Management, Mr. Boyd has investment discretion over Securities directly held by various funds (the "Funds") with respect to which Forest Management acts as investment advisor. By virtue of the foregoing relationships, Boyd and Mr. Boyd may be deemed have beneficial ownership over the Securities held directly by Founders Financial and the Funds. The principal business address of each Reporting Person is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

Item 2(c):          Citizenship:
---------           -----------

                    Founders Financial is a Delaware limited partnership. Boyd is a Connecticut corporation.
                    Mr. Boyd is a United States citizen.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

                    Common Stock, par value $0.001 per share

Item 2(e):          CUSIP Number:
---------           ------------

                    44860M801

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

                    (a)  [ ] Broker or dealer registered under Section 15 of the
                             Act;

                    (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

                    (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

                    (d)  [ ] Investment Company registered under Section 8 of
                             the Investment Company Act of 1940;

                    (e)  [ ] Investment Adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);

                    (f)  [ ] Employee Benefit Plan or Endowment Fund in
                             accordance with 13d-1(b)(1)(ii)(F);

                    (g)  [ ] Parent Holding Company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);

                    (h)  [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                    (i)  [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                    (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Items 4(a)-(c):     Ownership:
--------------      ---------

                    As of the date of this statement:

                    FOUNDERS FINANCIAL
                    ------------------

                    (a) Amount beneficially owned. Founders
                    Financial may be deemed to beneficially own, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, (i) 1,101,241 shares of Common Stock, (ii) 1,931,771 shares of Common Stock issuable upon conversion of 82,100 shares of Series A Convertible Preferred Stock of the Company ("Series A Preferred Stock"), (iii) 461,583 shares of Common Stock issuable upon conversion of $276,950 principal amount of 8% Convertible Notes of the Company ("8% Notes") and (iv) 2,025 shares of Common Stock issuable upon conversion of $71,000 principal amount of 9% Convertible Notes of the Company ("9% Notes" and, together with the Common Stock, Series A Preferred Stock and 8% Notes, "Securities") resulting in an aggregate beneficial ownership of 3,496,620 shares of Common Stock.

                    (b) Percent of Class. The 3,496,620 shares of Common Stock beneficially owned by Founders Financial represents 16.2% of the total outstanding amount of Common Stock. This percentage is based on a total outstanding amount of Common Stock of 21,649,514, which equals the sum of (i) 19,254,134 shares of Common Stock issued and outstanding as of August 7, 2001, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, (ii) 1,931,771 shares of Common Stock to be received upon conversion of the Series A Preferred Stock held by Founders Financial, (iii) 461,583 shares of Common Stock to be received upon conversion of the 8% Notes held by Founders Financial and (iv) 2,025 shares of Common Stock to be received upon conversion of the 9% Notes held by Founders Financial.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0

                    (ii)  Shared power to vote or to direct the vote: 3,496,620

                    (iii) Sole power to dispose or to direct the disposition
                          of: 0

                    (iv) Shared power to dispose or to direct the disposition of: 3,496,620

                    BOYD
                    ----

                    (a) Amount beneficially owned. Boyd may be deemed to have beneficial ownership over the shares of Common Stock beneficially owned by Founders Financial, by virtue of its position as general partner of Founders Financial. In addition, by virtue of its position as general partner of Forest Partners, which is the managing member of the investment advisor to the Funds, to the Funds, Boyd may be deemed to have beneficial ownership over the 311,137 shares of Common Stock issuable upon conversion of 13,223 shares of Series A Preferred Stock held by the Funds. Therefore, Boyd may be deemed to have beneficial ownership over (i) these 311,137 shares of Common Stock and (ii) the 3,496,620 shares of Common Stock beneficially owned by Founders Financial, for an aggregate beneficial ownership of 3,807,757 shares of Common Stock.

                    (b) Percent of Class. The 3,807,757 shares of Common Stock beneficially owned by Boyd represent 17.3% of the total outstanding amount of Common Stock. This percentage is based on a total outstanding amount of Common Stock of 21,960,650, which equals the sum of
                    (i) the 21,649,514 shares of Common Stock deemed outstanding as set forth above with respect to Founders Financial and (ii) the 311,137 shares of Common Stock issuable to the Funds upon conversion of the 13,223 shares of Series A Preferred Stock held by the Funds.

                    (c) Number of shares as to which the person has:

                    (v)    Sole power to vote or to direct the vote: 0

                    (vi)   Shared power to vote or to direct the vote: 3,807,757

                    (vii) Sole power to dispose or to direct the disposition of: 0

                    (viii) Shared power to dispose or to direct the disposition of: 3,807,757

                    MR. BOYD
                    --------

                    (a) Amount beneficially owned. Mr. Boyd may be deemed to have beneficial ownership over the shares of Common Stock beneficially owned by Boyd by virtue of his position as president and sole shareholder of Boyd. Therefore, Mr. Boyd may be deemed to have beneficial ownership of 3,807,757 shares of Common Stock.

                    (b) Percent of Class. The 3,807,757 shares of Common Stock beneficially owned by Mr. Boyd represent 17.3% of the total outstanding amount of Common Stock of 21,960,650, as set forth above with respect to Boyd.

                    (c) Number of shares as to which the person has:

                    (ix)  Sole power to vote or to direct the vote: 0

                    (x)   Shared power to vote or to direct the vote: 3,807,757

                    (xi) Sole power to dispose or to direct the disposition of: 0

                    (xii) Shared power to dispose or to direct the disposition of: 3,807,757

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                    [ ]

Item 6:             Ownership of More than Five Percent on Behalf of
-------             ------------------------------------------------
                    Another Person:
                    ---------------

                    No person is known to have the right to
                    receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the Common Stock reported in this
                    Schedule 13G, other than the Reporting
                    Persons and the Funds. None of the Funds has an ownership interest equal to or greater than 5% of the total outstanding Common Stock.

Item 7:             Identification and Classification of the
-------             ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable.

Item 8:             Identification and Classification of
------              -------------------------------------
                    Members of the Group:
                    --------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable.

Item 10:            Certification:
-------             -------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2001


                                        FOUNDERS FINANCIAL GROUP, L.P.

                                        By: MICHAEL A. BOYD, INC.,
                                            general partner

                                        By: /s/ Michael A. Boyd
                                            ------------------------------
                                            Name:  Michael A. Boyd
                                            Title: President


                                        MICHAEL A. BOYD, INC.

                                        By: /s/ Michael A. Boyd
                                            ------------------------------
                                            Name:  Michael A. Boyd
                                            Title: President


                                        /s/ Michael A. Boyd
                                        ------------------------------
                                        Michael A. Boyd

                                  EXHIBIT INDEX
                                  -------------


Exhibit A:          Joint Filing Agreement, dated October 22, 2001, by and among
                    Founders Financial Group, L.P., Michael A. Boyd, Inc. and
                    Michael A. Boyd.